Pyxis Oncology, Inc.

321 Harrison Avenue

Boston, MA 02118

April 1, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tim Buchmiller

Re:	Pyxis Oncology, Inc. Registration Statement on Form S-3, as amended File No. 333-278282

Acceleration Request
Requested Date: April 3, 2024
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pyxis Oncology, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on April 3, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Kostian Ciko of Sidley Austin LLP at (212) 839-5450 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ Lara Sullivan
Lara Sullivan
Chief Executive Officer
Pyxis Oncology, Inc.

cc:	Pam Connealy, Pyxis Oncology, Inc. Jitu Wadhane, Pyxis Oncology, Inc. Asher Rubin, Sidley Austin LLP Frank Rahmani, Sidley Austin LLP